FOR IMMEDIATE RELEASE

Banco de Galicia y Buenos Aires S.A.
Phone	(54) (11) 6329-6430
Fax	(54) (11) 6329-6494
www.e-galicia.com

BANCO DE GALICIA Y BUENOS AIRES S.A. REPORTS EARNINGS FOR
THE QUARTER ENDED MARCH 31, 2010

(Buenos Aires, Argentina, May 12, 2010) – Banco de Galicia y Buenos Aires S.A. (the “Bank”, Buenos Aires Stock Exchange: GALI) today announced its financial results for the quarter ended March 31, 2010.

➢
Net income for the first quarter of FY 2010 amounted to Ps.60.7 million, compared to a Ps.30.1 million profit for the first quarter of FY 2009, while the adjusted net income(1) for said quarters amounted to Ps.89.9 million and Ps.53.5 million, respectively.

➢
During the last twelve months, the Bank continued to improve its financial condition through the reduction of the exposure to the public sector and of its foreign debt, together with a significant increase in the volume of activity with the private sector. The reduction of the exposure to the non financial public sector amounted to Ps.1,502 million since March 2009, which represented an 8 percentage points decrease of total assets. As of March 31, 2010, the Bank’s credit exposure to the private sector reached Ps.17,929 million and total deposits amounted to Ps.17,987 million, with an annual increase of 25.3% and 22.4%, respectively.

➢
The Bank’s market share of loans to the private sector as of March 31, 2010 was 7.86%, 1.37 percentage points higher than in the same quarter of the previous fiscal year. In turn, its market share of deposits from the private sector was 8.01%, increasing 0.37 percentage points in the same period.

➢
In the first quarter, the Bank continued to improve its asset quality. The Bank’s non-accrual loan portfolio decreased to 4.32% of total loans to the private sector, while its coverage of the non-accrual loan portfolio with allowances for loan losses increased to 126.32%.

_______________

(1)
 Adjusted net income: net income, excluding the result of the adjustment to the valuation of public sector assets in accordance with Argentine Central Bank rules and the amortization of deferred losses from "amparo" claims.

NET INCOME FOR THE FIRST QUARTER ENDED MARCH 31, 2010

In the first quarter of FY 2010, the Bank recorded a Ps.60.7 million profit, compared with a Ps.30.1 million profit for the same quarter of the previous year.

Excluding the Ps.29.2 million loss from the amortization of deferred losses from "amparo" claims, the adjusted net income for the first quarter of FY 2010 amounted to Ps.89.9 million, with a Ps.36.4 million increase as compared to the Ps.53.5 million profit in the same quarter of the previous year. The latter figure excludes a Ps.4.1 million profit from the adjustment to the valuation of public-sector assets and a Ps.27.5 million loss from the amortization of deferred losses from "amparo" claims.

The improvement in the adjusted net income was mainly a consequence of the Ps.139.1 million increase in the adjusted operating income(2), together with a Ps.56.5 million decrease in loan loss provisions. This increase was partially offset by higher administrative expenses, for Ps.133.2 million, and a higher income tax, for Ps.18.8 million.

The adjusted operating income for the quarter totaled Ps.839.7 million, up 19.9% from the Ps.700.6 million recorded in the first quarter of the prior year. This positive development was due both to a higher net income from services (up Ps.95.0 million) and a higher adjusted net financial income (up Ps.44.1 million).

			In pesos
Table I	FY 2010		FY 2009
Earnings per Share	1st Q	4th Q	1st Q
Average Shares Outstanding (in thousands)	562,327	562,327	562,327
Book Value per Share	3.890	3.782	3.530
Earnings per Share	0.108	0.095	0.054

_______________

(2)	Adjusted operating income: adjusted net financial income (3) plus net income from services.

(3)
Adjusted net financial income: Financial Income excluding the adjustment to the valuation of Secured Loans, government securities included in the Argentine’s debt exchange offer and Bogar Bonds , in accordance with Argentine Central Bank rules, plus net financial income from security margins of repo transactions (the latter are recorded under ”Miscellaneous Income/Loss”).

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A. consolidated with the subsidiaries under its direct or indirect control. The “Bank” refers to the consolidated Banco de Galicia y Buenos Aires S.A., except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (“Galicia Uruguay”), Galicia (Cayman) Limited, Tarjetas Regionales S.A. and its subsidiaries, Galicia Factoring y Leasing S.A. (in liquidation), Galicia Valores S.A. Sociedad de Bolsa and Galicia Administradora de Fondos S.A.

FIRST QUARTER OF FY 2010 RESULTS

		Percentages
Table II	FY 2010	FY 2009
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets (*)	1.17	1.03	0.59
Return on Average Shareholders’ Equity (*)	11.21	10.11	6.06
Financial Margin (*) (1)	8.03	8.76	8.04
Net Income from Services as a % of Operating Income (2)	51.52	49.06	48.03
Net Income from Services as a % of Administrative Expenses	75.57	75.54	76.86
Administrative Expenses as a % of Operating Income (2)	68.18	64.95	62.49
(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

Net financial income for the first quarter of FY 2010 amounted to Ps.404.8 million, up Ps.42.1 million from the first quarter of the previous fiscal year. Including the Ps.4.7 million financial income from security margins of repurchase agreement transactions, the Bank’s adjusted net financial income for the first quarter of FY 2010 amounted to Ps.409.5 million. Excluding the Ps.4.1 million profit from the adjustment to the valuation of public sector assets and including the Ps.6.8 million financial income from security margins of repurchase agreement transactions, the adjusted net financial income for the first quarter of FY 2009 was Ps.365.4 million.

The quarter’s net financial income includes a Ps.18.5 million gain from quotation differences, including the results from foreign-currency forward transactions. This gain was composed of a Ps.34.7 million gain from FX brokerage and of a Ps.16.2 million loss from the valuation of the Bank’s foreign-currency net position and the results from foreign-currency forward transactions. In the same quarter of the prior year, the gain from quotation differences was of Ps.37.8 million (composed by gains of Ps.35.7 million from FX brokerage and of Ps.2.1 million from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions).

The quarter’s adjusted net financial income before quotation differences amounted to Ps.391.0 million, with a Ps.63.4 million increase as compared to the Ps.327.6 million income of the same quarter of 2009, mainly as a consequence of: (i) the improvement in the structure of interest bearing liabilities, due to the increase of the participation of transactional deposits and to the foreign debt reduction; (ii) the higher return on the portfolio of public sector securities; and (iii) the increase in the volume of activity with the private sector.

The average interest-earning assets grew by Ps.2,105 million as compared to the same quarter of the previous fiscal year, as a consequence of the increase in the average portfolio of loans to the private sector. Likewise, interest-bearing liabilities increased Ps.1,113 million during the same period, due to the 18.7% increase of interest-bearing deposits, offset mainly by the 22.9% decrease in the balance of foreign-debt securities.

The average yield on interest-earning assets decreased 85 basis points (“b.p.”) during the year, mainly due to the decrease in the average interest rate on loans to the private sector (-310 b.p.) and to the negative average yield on financial trust securities (-573 b.p.), offset by the 334 b.p. increase in the average yield on government securities.

The average cost of interest-bearing liabilities was reduced by 153 b.p. as compared to the first quarter of the previous year, mainly due to the 387 b.p. decrease in the average cost of time deposits. On the other hand, it’s worth mentioning that the average cost of interest bearing liabilities for the first quarter of fiscal year 2009 was positively influenced by the Ps.38.7 million gain from the repurchase and cancellation in advance of part of the foreign debt (negotiable obligations due in 2014, for a face value of US$30 million). Excluding such effect, the average cost of interest bearing liabilities during the first quarter of 2009 would have reached 8.76%, representing a 252 b.p. decrease between the first quarter of fiscal years 2009 and 2010.

Average balances in millions of Pesos. Yields and rates in annualized nominal %
Table III Average Balances, Yield and Rates (*)	FY 2010									FY 2009
		1st Q		4th Q		3rd Q		2nd Q		1st Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	20,156	13.71	19,374	15.19	18,190	16.07	17,969	15.04	18,051	14.56
Government Securities (**)	4,485	10.02	4,930	12.63	4,453	16.68	4,727	11.54	4,636	6.68
Loans	13,863	16.24	12,558	17.92	11,247	18.32	10,970	18.68	11,152	19.33
- Private Sector	13,861	16.25	12,554	17.91	11,243	18.32	10,965	18.69	10,684	19.35
- Public Sector	2	2.55	4	45.28	4	21.33	5	3.40	468	19.01
Financial Trusts Securities	943	(3.84)	1,000	(2.68)	1,046	(0.32)	1,113	(1.15)	1,127	1.89
Other Interest-Earning Assets	865	11.29	886	10.96	1,444	8.57	1,159	10.31	1,136	12.48
Interest-Bearing Liabilities	16,690	6.24	16,242	7.22	15,984	7.55	15,731	7.91	15,577	7.77
Current Accounts	1,440	1.05	1,278	0.99	1,345	0.94	1,369	0.99	1,158	1.09
Savings Accounts	3,466	0.19	3,241	0.19	3,147	0.19	2,882	0.18	2,788	0.19
Time Deposits	8,296	9.09	7,931	10.74	7,366	11.46	7,128	11.62	7,172	12.96
Debt Securities	2,125	8.61	2,453	8.61	2,599	9.18	2,736	10.33	2,756	4.63
Other Interest-Bearing Liabilities	1,363	6.00	1,339	6.85	1,527	6.94	1,616	7.15	1,703	7.94
(*)
Does not include the adjustment to the valuation of public-sector assets pursuant to Communiqué “A” 3911 of the Argentine Central Bank, nor quotation differences. Annual nominal rates were calculated using a 360-day denominator.

(**)	Includes Discount Bonds and GDP-Linked Units, valued in accordance with Communiqué “A” 4270.

Provisions for loan losses for the first quarter of FY 2010 amounted to Ps.121.0 million, Ps.56.5 million lower than in the same quarter of the prior year, as a consequence of an improvement in the quality of the commercial and the individuals' portfolios.

Net income from services amounted to Ps.430.2 million, up 28.3% from the Ps.335.2 million recorded in the first quarter of the previous fiscal year. All items recorded a significant increase as compared with the same quarter of 2009, particularly fees related to deposits (33.7%), to foreign trade (33.3%) and to national and regional credit cards (31.1%) stood out. This result reflects the increase in the Bank’s volume of transactions during the year, together with certain adjustments in the price of some services, in line with the dynamics of the Argentine financial market.

					In millions of Pesos
Table IV Income from Services, Net	FY 2010				FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
National Cards	144.1	148.2	121.7	104.3	99.5
Regional Credit Cards	209.4	205.7	194.0	183.2	170.1
Deposit Accounts	75.3	68.7	65.7	62.8	56.3
Insurance	31.4	30.3	29.4	29.9	29.1
Financial Fees	13.2	12.8	12.7	12.9	11.7
Credit-Related Fees	28.4	20.2	19.7	21.7	25.2
Foreign Trade	14.4	15.2	13.8	12.0	10.8
Collections	9.1	8.6	8.2	8.5	7.7
Utility-Bills Collection Services	7.5	7.3	6.8	6.3	5.3
Mutual Funds	1.3	1.4	1.2	1.1	1.2
Other	43.1	44.8	42.1	27.0	21.8
Total Income	577.2	563.2	515.3	469.7	438.7
Total Expenditures	147.0	154.4	139.3	118.2	103.5
Income from Services, Net	430.2	408.8	376.0	351.5	335.2

Administrative expenses for the quarter totaled Ps.569.3 million, up 30.5% from the same quarter of the previous year. Personnel expenses grew 38.4%, mainly as a consequence of a salary increase agreement with the Union, in force since January 2010. During fiscal year 2009, the salary adjustment impacted basically since the second quarter, as the agreement was made in May and came into force since March 1, 2009. The remaining administrative expenses increased 21.0%, mainly due to the greater level of activity and the inflation during the period.

Profits from equity investments amounted to Ps.3.2 million, compared to a Ps.1.2 millon loss in the first quarter of fiscal year 2009, mainly due to higher profitsfrom the Bank’s interest in Banelco S.A. and to the collection of the dividends distributed by Interbanking S.A.

Net other losses for the quarter amounted to Ps.23.9 million, Ps.3.5 million higher than in the same quarter of the prior year. The loss recorded during the quarter was mainly made up of losses in connection with: (i) the amortization of deferred losses from "amparo" claims, for Ps.29.2 million; and (ii) the net establishment of reserves, for Ps.28.5 million. These effects were offset by the profits from: (i) loans recovered, for Ps.15.3 million; (ii) punitive interests, for Ps.10.7 million; and (iii) security margins of repurchase agreement transactions, for Ps.4.7 million. The loss recorded during the first quarter of FY 2009 was mainly the consequence of: (i) Ps.27.5 million corresponding to the amortization of deferred losses from "amparo" claims; and (ii) Ps.25.2 million from the net establishment of reserves. These effects were partially offset by the profits from: (i) loans recovered, for Ps.7.7 million; (ii) security margins of repurchase agreement, for Ps.6.8 million; and (iii) the remaining amount, from other miscellaneous income.

The income tax charge was of Ps.46.2 million, Ps.18.8 million higher than in the first quarter of FY 2009. This charge corresponds to the regional credit-card companies.

LEVEL OF ACTIVITY

As of March 31, 2010, the Bank’s total exposure to the private sector reached Ps.17,929 million, up 25.3% compared to the same date of the previous year. That figure includes Ps.14,851 million corresponding to loans, which recorded a 32.4% growth during the last twelve months and a 17.7% annualized increase during the quarter.

Total loans include Ps.3,050 million corresponding to the regional credit card companies, which recorded a 30.7% growth during the year and a 31.8% annualized increase during the first quarter of the FY 2010.

The Bank’s market share of loans to the private sector as of March 31, 2010, without considering those granted by the regional credit card companies, was of 7.86%, compared to a 7.67% and a 6.49% from December 31, 2009 and March 31, 2009, respectively.

	In millions of Pesos
Table V Exposure to the Private Sector	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Loans	14,851	14,259	12,098	11,529	11,215
Leasing	341	343	371	399	432
Corporate Securities	21	31	11	8	6
Other Financing (*)	2,410	2,246	2,056	1,841	1,826
Total Credit	17,623	16,879	14,536	13,777	13,479
Securitized Loans (**)	306	444	502	705	834
Total	17,929	17,323	15,038	14,482	14,313
(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**)
As of March 31, 2010, includes the outstanding balances of the loans transferred to the following trusts: “Galicia Personales VI”, “Galicia Personales VII”, “Galicia Personales VIII” and “Galicia Créditos Inmobiliarios II”. Also includes the outstanding balances of the loans securitized by the regional credit-card companies.

During the year, loans to the private sector by type of borrower registered growth in those granted to individuals (37.0%), SMEs (29.2%) and large corporations (21.7%). By sector of activity, the higher growth was recorded in the agriculture and livestock sector (40.0%), in consumer (38.2%) and in retail and wholesale trade (29.9%).

	In millions of Pesos
Table VI Loans by Type of Borrower	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Large Corporations	1,848	1,801	1,714	1,847	1,519
Middle-Market Companies	5,108	4,844	3,880	3,666	3,954
Individuals	7,637	7,143	6,366	5,921	5,575
Financial Sector	258	471	138	95	167
Non-Financial Public Sector	1	5	5	6	7
Total Loans	14,852	14,264	12,103	11,535	11,222
Allowances	811	806	753	702	632
Total Loans, Net	14,041	13,458	11,350	10,833	10,590

	In millions of Pesos
Table VII Loans by Sector of Activity	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Financial Sector	258	471	138	95	167
Services	1,120	1,082	1,026	1,025	1,008
- Public Sector	1	5	5	6	7
- Other	1,119	1,077	1,021	1,019	1,001
Agriculture & Livestock	1,965	1,804	1,396	1,277	1,404
Consumer	7,313	6,782	6,035	5,614	5,292
Retail & Wholesale Trade	1,686	1,651	1,457	1,400	1,298
Construction	198	177	150	126	89
Manufacturing	2,149	2,085	1,776	1,782	1,779
Other	163	212	125	216	185
Total Loans	14,852	14,264	12,103	11,535	11,222
Allowances	811	806	753	702	632
Total Loans, Net	14,041	13,458	11,350	10,833	10,590

As of March 31, 2010 the Bank’s exposure to the public sector amounted to Ps.4,917 million. Excluding debt securities issued by the Argentine Central Bank (Ps.1,484 million), net exposure to the non-financial public sector decreased by Ps.1,502 million, which represents a 30.4% decrease from March 31, 2009. Such decrease was due to the sale of part of the public sector assets portfolio, together with the sale in advance of the 15th interest and amortization coupon of Boden 2012 bonds, due in August 2009. It is worth mentioning that in January 2010 the Bank decided to record under the item “Investment Accounts” a significant part of its holdings of Bonar 2015 bonds. In addition, the Bank established a valuation allowance on Boden 2012 bonds. These actions allowed the Bank to sell, during the period, part of its holdings of Boden 2012 bonds, without any effect on the Bank’s results.

	In millions of Pesos
Table VIII Exposure to the Argentine Public Sector (*)	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Government Securities’ Net Position	4,005	4,872	4,751	4,346	4,957
Held for Trading	1,517	1,749	1,473	972	637
Nobac 2010 Bills	-	270	337	339	337
Bogar 2018 Bonds	-	-	-	109	180
Boden 2014 Bonds	-	-	-	352	452
Discount 2033 Bonds	-	-	-	-	188
Bonar 2015 Bonds	610	324	350	-	-
Boden 2012 Bonds (1)	1,266	1,907	1,940	1,913	2,502
Discount Bonds and GDP-Linked Negotiable Securities	612	622	651	661	661
Loans	1	5	5	6	7
Secured Loans, Net	-	4	4	4	6
Other	1	1	1	2	1
Other Receivables Resulting from Financial Brokerage	911	925	938	950	938
Trust Certificates of Participation and Securities	910	924	937	949	937
Other	1	1	1	1	1
Total Exposure	4,917	5,802	5,694	5,302	5,902
(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.
(1)	Net of the valuation allowance.

Equity investments amounted to Ps.68.2 million, up 18.0% from the Ps.57.8 million recorded during the first quarter of the previous year.

The item “Bank Premises and Equipment, Miscellaneous and Intangible Assets” includes Ps.233 million of net deferred losses associated to "amparo" claims. This figure includes Ps.120 million of deferred amortizations.

As of March 31, 2010, the Bank’s deposits in Argentina amounted to Ps.17,987 million, representing a 22.4% increase as compared to March 31, 2009, and a 22.9% annualized increase during the quarter.

	In millions of Pesos
Table IX Deposits in Argentina	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
In Pesos	14,904	14,118	12,777	12,159	11,954
Current Accounts	3,941	3,744	3,257	3,328	2,904
Savings Accounts	3,549	3,402	2,884	2,917	2,672
Time Deposits	7,136	6,713	6,362	5,688	6,136
Adjusted Time Deposits	1	1	2	3	5
Other	277	258	272	223	237
In Foreign Currency	3,083	2,965	3,034	2,962	2,747
Total Deposits	17,987	17,083	15,811	15,121	14,701

As of March 31, 2010, the Bank’s estimated market share of deposits in the Argentine financial system, considering its deposits in Argentina only, was 6.09%, compared with 6.29% as of the end of the prior quarter, and with 6.02% as of the same date of 2009.

Considering only private-sector deposits, the Bank’s estimated deposit market share reached 8.01% as of March 31, 2010, compared with 7.64% as of the first quarter of 2009 and 7.81% as of December 31, 2009.

	Percentages
Table X Market Share (*)	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Total Deposits	6.09	6.29	6.04	6.06	6.02
Private Sector Deposits	8.01	7.81	7.67	7.63	7.64
Total Loans	6.87	6.91	5.95	5.95	5.92
Loans to the Private Sector	7.86	7.67	6.82	6.59	6.49
(*)	Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system, according to the daily information on deposits and loans published by the Argentine Central Bank. End-of-period data. Deposits and Loans include only principal. The regional credit-card companies' data is not included.

Other financial liabilities amounted to Ps.7,225 million. Even though this amount grew only 1.8% in a year, a significant change in its structure has been recorded, with a reduction of foreign-currency denominated liabilities and an increase of financing to merchants in connection with credit card activities.

	In millions of Pesos
Table XI Other Financial Liabilities	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Domestic Financial Institutions and Credit Entities	209	251	218	262	227
Foreign Financial Institutions and Credit Entities	599	596	569	528	598
Negotiable Obligations (*)	2,191	2,519	2,726	2,791	2,836
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	1,187	794	1,039	1,637	1,020
Other (**)	3,039	2,983	2,710	2,500	2,413
Total	7,225	7,143	7,262	7,718	7,094
(*)	Includes subordinated negotiable obligations.
(**)	Includes, mainly, debt with merchants in connection with credit-card activities.

As of March 31, 2010, the Bank had 1.8 million deposit accounts, which represents an increase of approximately 210 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 6.1 million, 441 thousand more than those managed a year before. (See the Additional Information table)

ASSET QUALITY

The Bank’s non-accrual loan portfolio amounted to Ps.642 million as of March 31, 2010, compared to Ps.563 million as of the same date of the prior year. The non-accrual loan portfolio represented 4.32% of total loans to the private-sector as of March 31, 2010, compared to 5.02% as of March 31, 2009.

Allowances for loan losses as a percentage of total loans to the private sector increased to 5.46% as of March 31, 2010, from 5.64% as of March 31, 2009. The coverage of the non-accrual loan portfolio with allowances for loan losses reached 126.32% as of the end of the first quarter of FY 2010, while at the same date of the prior fiscal year the coverage was 112.26%.

In millions of Pesos, except percentages
Table XII Loan Portfolio Quality	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Non-Accrual Loans (*)	642	680	663	680	563
With Preferred Guarantees	27	34	53	49	47
With Others Guarantees	98	98	62	59	47
Without Guarantees	517	548	548	572	469
Allowance for Loan Losses	811	806	753	702	632
Non-Accrual Loans to Total Loans (%)	4.32	4.77	5.48	5.90	5.02
Non-Accrual Loans to Private-Sector Loans (%)	4.32	4.77	5.48	5.90	5.02
Allowance for Loan Losses to Total Loans (%)	5.46	5.65	6.22	6.09	5.63
Allowance for Loan Losses to Private-Sector Loans (%)	5.46	5.65	6.22	6.09	5.64
Allowance for Loan Losses to Non-Accrual Loans (%)	126.32	118.53	113.57	103.24	112.26
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	19.47	19.41	17.35	15.88	16.70
(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

During the quarter, Ps.113 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.4 million were made.

	In millions of Pesos
Table XIII Consolidated Analysis of Loan Loss Experience	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Allowance for Loan Losses at the Beginning of the Quarter	806	753	702	632	527
Changes in the Allowance for Loan Losses
Provisions Charged to Income	118	173	141	144	180
Provisions Reversed	-	(4)	-	-	-
Charge Offs	(113)	(116)	(90)	(74)	(75)
Allowance for Loan Losses at Quarter End	811	806	753	702	632
Charge to the Income Statement
Provisions Charged to Income	116	170	141	140	174
Direct Charge Offs	4	3	3	2	2
Bad Debts Recovered	(15)	(10)	(12)	(8)	(8)
Provisions Reversed (*)	-	(4)	-	-	-
Net Charge to the Income Statement	105	159	132	134	168
(*)	Recorded under “Net Other Income/(Loss)”.

In the following table, asset quality information is also shown in terms of “total credit.” Total credit is defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted.

In millions of Pesos, except percentages
Table XIV	FY 2010	FY 2009
Asset Quality - Total Credit	1st Q	4th Q	3rd Q	2nd Q	1st Q
Non-Accrual Portfolio (*)	659	696	682	696	576
With Preferred Guarantees	31	37	58	52	49
With Other Guarantees	99	99	63	60	47
Without Guarantees	529	560	561	584	480
Allowance for Credit Losses	825	821	767	717	646
Non-Accrual Portfolio to Total Credit (%)	3.74	4.12	4.69	5.05	4.27
Non-Accrual Portfolio to Private-Sector Credit (%)	3.74	4.12	4.69	5.05	4.27
Allowance for Credit Losses to Total Credit (%)	4.68	4.86	5.27	5.20	4.79
Allowance for Credit Losses to Private-Sector Credit (%)	4.68	4.86	5.28	5.20	4.79
Allowance for Credit Losses to Non-Accrual Portfolio (%)	125.19	117.96	112.46	103.02	112.15
Non-Accrual Portfolio with Guarantees to Non-Accrual Portfolio (%)	19.73	19.54	17.74	16.09	16.67
(*)	Includes credits classified under the categories mentioned in the note to Table XII.

CAPITALIZATION AND LIQUIDITY

As of March 31, 2010, the Bank’s consolidated computable capital exceeded by Ps.1,114 million the Ps.1,719 million minimum capital requirement. This excess was of Ps.1,000 million as of March 31, 2009.

The Ps.73 million increase in the minimum capital requirement, compared with March 31, 2009, was mainly attributable to the Ps.224 million higher requirements in connection with financing to the private sector due to the growth of this portfolio’s balances, offset by a Ps.128 million decrease of the minimum capital requirement in connection with financing to the non-financial public sector, due to the sale of government securities carried out during the last twelve months.

The Ps.187 million increase in computable capital, as compared to March 31, 2009, was mainly a consequence of: (i) higher core capital, for Ps.182 million, mainly due to the fiscal year’s net income; and (ii) higher supplemental capital, for Ps.94 million, due to the increase in the balance of the Bank’s subordinated debt, attributable to the increase in the quotation of the US Dollar. Offsetting these effects, higher deductions for Ps.68 million were recorded, due to higher organization and development expenses.

	In millions of Pesos, except ratios
Table XV Consolidated Regulatory Capital	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Minimum Capital Required (A)	1,719	1,611	1,578	1,657	1,646
Allocated to Financial Assets	1,095	977	906	892	871
Allocated to Fixed Assets	170	169	170	170	170
Allocated to Other Assets	91	86	83	90	86
Allocated to Market Risk	12	14	10	18	13
Allocated to Interest-Rate Risk	26	21	33	59	53
Allocated to Lending to the Public Sector	325	344	376	428	453
Computable Capital (B)	2,833	2,789	2,756	2,682	2,646
Core Capital	2,184	1,991	1,986	1,981	2,002
Supplemental Capital	968	1,070	1,024	947	874
Deductions	(331)	(312)	(289)	(272)	(263)
Additional Capital – Market Variation	12	40	35	26	33
Excess over Required Capital (B) - (A)	1,114	1,178	1,178	1,025	1,000
Total Capital Ratio (%)	13.71	14.35	14.61	13.74	13.60

As of March 31, 2010, the Bank’s unconsolidated liquid assets (held by the Bank’s Argentine operation only) represented 68.89% of the Bank’s transactional deposits and 33.41% of its total deposits in Argentina. Including government securities available, at their market value, the latter ratio was 39.58%.

	FY 2010	FY 2009
Table XVI Liquidity (unconsolidated)	1st Q	4th Q	3rd Q	2nd Q	1st Q
Liquid Assets (*) as a percentage of Transactional Deposits	68.89	69.62	85.40	72.26	66.84
Liquid Assets (*) as a percentage of Total Deposits	33.41	33.77	39.46	35.71	30.00
(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

This report is a summary analysis of the Bank’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information.  Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA (*)
	In millions of Pesos
	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Cash and Due from Banks	3,989.2	3,683.3	3,936.4	3,968.4	3,223.3
Government and Corporate Securities	4,043.1	3,837.1	4,240.1	3,146.3	3,002.5
Net Loans	14,041.0	13,457.5	11,350.5	10,833.4	10,590.2
Other Receivables Resulting from Financial Brokerage	3,526.1	3,297.8	3,522.7	4,243.6	3,884.6
Equity Investments in Other Companies	68.2	65.2	64.1	59.4	57.8
Bank Premises and Equipment, Miscellaneous and Intangible Assets	1,490.1	1,501.8	1,490.2	1,491.8	1,490.1
Other Assets	1,197.0	1,382.0	1,402.6	1,854.9	2,270.1
Total Assets	28,354.7	27,224.7	26,006.6	25,597.8	24,518.6
Deposits	17,976.6	17,056.5	15,865.8	15,115.0	14,741.4
Other Liabilities Resulting from Financial Brokerage	6,061.1	6,001.1	6,137.1	6,604.6	6,034.1
Subordinated Negotiable Obligations	1,164.2	1,141.9	1,125.3	1,113.0	1,060.1
Other	802.6	743.9	663.0	607.2	565.9
Minority Interests	163.0	154.8	142.5	132.1	132.3
Total Liabilities	26,167.5	25,098.2	23,933.7	23,571.9	22,533.8
Shareholders' Equity	2,187.2	2,126.5	2,072.9	2,025.9	1,984.8
Foreign-Currency Assets and Liabilities
Assets	6,098.9	6,799.1	6,963.4	7,359.7	7,053.0
Liabilities	6,797.4	6,975.1	7,177.2	7,664.1	7,221.9
Net Forward Purchases/(Sales) of Foreign Currency (1)	718.0	260.0	431.2	1,080.5	647.4
(*)	Banco de Galicia y Buenos Aires S.A.., consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA (*)
		In millions of Pesos
	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
FINANCIAL INCOME	732.6	790.4	739.2	703.7	741.4
Interest on Cash and Due from Banks	0.1	0.1	0.1	0.2	0.2
Interest on Loans to the Financial Sector	0.7	0.9	1.0	1.2	1.6
Interest on Overdrafts	36.2	42.5	50.9	51.3	54.7
Interest on Promissory Notes	113.7	111.6	96.4	88.6	104.3
Interest on Mortgage Loans	25.4	28.5	28.7	29.9	31.3
Interest on Pledge Loans	2.3	2.4	2.9	3.0	3.0
Interest on Credit-Card Loans	223.4	228.9	199.8	208.0	200.8
Interest on Other Loans	140.0	125.7	110.2	103.2	96.2
Net Income from Government and Corporate Securities	112.3	153.6	184.1	125.2	84.3
Interest on Other Receivables Resulting from Financial Brokerage	5.1	7.5	3.7	3.7	7.1
Net Income from Secured Loans - Decree No.1387/01	-	0.4	0.2	-	4.6
CER Adjustment	0.9	1.2	1.5	1.2	19.1
Other	44.5	59.0	30.3	53.0	117.7
Quotation Differences on Gold and Foreign Currency	28.0	28.1	29.4	35.2	16.5
FINANCIAL EXPENSES	327.8	365.9	367.5	342.7	378.7
Interest on Current-Account Deposits	3.8	3.2	3.2	3.3	3.2
Interest on Savings-Account Deposits	1.1	1.0	1.0	0.8	0.9
Interest on Time Deposits	188.1	212.5	210.6	206.6	232.0
Interest on Subordinated Obligations	33.4	32.2	32.5	31.0	29.6
Other Interest	0.9	0.9	0.8	0.8	0.7
Interest on Interbank Loans Received (Call Money Loans)	1.4	1.1	0.8	1.6	0.2
Interest on Other Financing from the Financial Sector	-	-	-	-	0.1
Net Losses from Options	0.2	0.2	0.2	-	-
Interest on Other Liabilities Resulting from Financial Brokerage	30.4	57.6	44.5	57.8	64.3
Contributions to the Deposit Insurance Fund	7.4	6.8	6.6	6.5	6.1
CER Adjustment	0.1	-	0.1	0.1	0.1
Other	61.0	50.4	67.2	34.2	41.5
GROSS FINANCIAL MARGIN	404.8	424.5	371.7	361.0	362.7
PROVISIONS FOR LOAN LOSSES	121.0	174.4	142.9	144.7	177.5
INCOME FROM SERVICES, NET	430.2	408.8	376.0	351.5	335.2
ADMINISTRATIVE EXPENSES	569.3	541.2	496.6	474.2	436.1
Personnel Expenses	330.3	304.3	276.6	272.0	238.6
Directors’ and Syndics’ Fees	2.2	2.4	1.8	1.4	1.3
Other Fees	15.4	18.2	16.9	13.8	11.8
Advertising and Publicity	35.4	38.2	33.2	24.8	29.0
Taxes	33.7	31.1	32.0	27.3	26.9
Depreciation of Premises and Equipment	17.7	18.5	17.9	18.4	17.8
Amortization of Organization Expenses	12.9	13.7	10.9	10.3	9.9
Other Operating Expenses	76.3	73.2	67.7	68.3	66.7
Other	45.4	41.6	39.6	37.9	34.1
MINORITY INTERESTS RESULTS	(17.1)	(12.3)	(10.3)	(4.8)	(5.2)
INCOME FROM EQUITY INVESTMENTS	3.2	0.8	16.2	0.3	(1.2)
NET OTHER INCOME / (LOSS)	(23.9)	(13.6)	(33.6)	(18.2)	(20.4)
INCOME TAX	46.2	39.0	33.5	29.8	27.4
NET INCOME / (LOSS)	60.7	53.6	47.0	41.1	30.1
(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

ADDITIONAL INFORMATION
	FY 2010	FY 2009
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Mutual Funds (In millions of pesos) (*)	1,130.6	1,097.8	786.0	791.5	821.4
Physical Data (Number of)
Employees	9,123	8,988	8,872	8,850	8,965
Bank in Argentina	5,067	5,028	5,058	5,112	5,174
Other companies	4,056	3,960	3,814	3,738	3,791
Branches	393	389	388	389	391
Bank Branches	237	238	237	237	239
Regional Credit-Card Companies Offices	156	151	151	152	152
Deposit Accounts (in thousands)	1,767	1,734	1,653	1,568	1,557
Credit Cards (in thousands)	6,125	5,974	5,841	5,710	5,684
Inflation and Exchange Rates
Retail Price Index (%) (**)	3.46	2.58	2.21	1.09	1.61
Wholesale Price Index (IPIM) (%) (**)	4.29	3.26	3.35	2.09	1.21
CER Coefficient (%) (**)	3.16	2.39	1.79	1.33	1.28
Exchange Rate (Pesos per US$) (***)	3.8763	3.7967	3.8427	3.7952	3.7135
(*)	Market value of the FIMA mutual fund units under custody.
(**)	Variation within the quarter.
(***)	As of the last working day of the quarter.

RECENT DEVELOPMENTS

Shareholders’ Meeting

The annual shareholders’ meeting of the Bank was held on April 14, 2010. The following table shows the composition of the Board of Directors resulting from the shareholders’ resolutions:

		Term expiration date: December 31,
President	Antonio R. Garcés	2011
Vice-President	Sergio Grinenco	2011
Secretary Director	Guillermo J. Pando	2012
Directors	Pablo Gutiérrez	2011
	Luis M. Ribaya	2010
	Pablo M. Garat(1)	2012
	Ignacio A. Gonzalez García(1) (2)	2012
Alternate Directors	Raúl H. Seoane	2011
	Enrique García Pinto	2011
	Juan C. Fossatti(1) (2)	2012
	Julio P. Naveyra(1)	2012
	Osvaldo H. Canova(1)	2012
(1) Independent directors according to CNV and Nasdaq rules. (2) Dr. Juan Carlos Fossatti will be director until Ignacio A. Gonzalez García receives the authorization of the Argentine Central Bank.

At the same meeting, the following syndics were also designated for one year:

		Term expiration date: December 31,
Syndics	Enrique M. Garda Olaciregui	2010
	Norberto D. Corizzo	2010
	Luis A. Díaz	2010
Alternate Syndics	Fernando Noetinger	2010
	Miguel N. Armando	2010
	Ricardo A. Bertoglio	2010

The shareholders resolved that the Ps.331.8 million retained earnings be distributed as follows: Ps.34.4 million to Legal Reserve and Ps.297.4 million to the next Fiscal Year.

Foreign Debt Reduction

During the first quarter of FY 2010, the Bank cancelled in advance US$45.8 million of face value of its negotiable obligations due in 2014.

In January, 2010 the Bank paid the last amortization installment of its negotiable obligations due in 2010, for a principal amount of US$34.2 million, and the first amortization installment of its negotiable obligations due in 2014, for a principal amount of US$23.1 million.

Taking into account such transactions, the outstanding principal of the negotiable obligations issued by the Bank (negotiable obligations due in 2014 and subordinated negotiable obligations due in 2019) amounts to US$427.2 million, as of the date of this report, representing a US$87.9 million decrease (17.0%) from the end of FY 2009.

This report is a summary analysis of the Bank’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gov.ar) and the Buenos Aires Stock Exchange (www.bolsar.com). In addition, the Argentine Central Bank (www.bcra.gov.ar) may publish information related to the Bank as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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